# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: HERBALIFE LTD., CIK 0001180262
CUSIP: G4412G101
Title of class of securities: Common Shares
Address of issuer's principal executive offices: P.O. Box 309GT, Ugland House, South Church Street, George Town, Cayman Islands (E9), 00000
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001602716

## Reporting persons
- LONG FOCUS CAPITAL MANAGEMENT, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,943,000; sole dispositive power 0; shared dispositive power 4,943,000; aggregate amount beneficially owned 4,943,000 (4.9% of the class)
- JOHN HELMERS: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,943,000; sole dispositive power 0; shared dispositive power 4,943,000; aggregate amount beneficially owned 4,943,000 (4.9% of the class)

## Item 1. Issuer
Name of issuer: HERBALIFE LTD.
Address of issuer's principal executive offices: P.O. Box 309, Ugland House, Grand Cayman Cayman Islands, KY1-1104

## Item 2. Person Filing
Name of person filing:
LONG FOCUS CAPITAL MANAGEMENT, LLC
JOHN B. HELMERS
Address of principal business office or, if none, residence:
207 CALLE DEL PARQUE
A&M TOWER, 8TH FLOOR SAN JUAN, PR 00912
Citizenship:
Long Focus Capital Management, LLC, a Delaware single member limited liability company; and
John Helmers, a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row (9) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person. Such information is as of the close of business on March 31, 2025.

Long Focus Capital Management, LLC and John Helmers directly own no Common Shares. Pursuant to investment management agreements with its clients, Long Focus Capital Management, LLC maintains dispositive and voting power with respect to the securities held in its clients' accounts. John Helmers controls Long Focus Capital Management, LLC.
Percent of class: The information required by Item 4(b) is set forth in Row (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person. Such information is as of the close of business on March 31, 2025.
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row (5) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person. Such information is as of the close of business on March 31, 2025.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row (6) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person. Such information is as of the close of business on March 31, 2025.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row (7) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person. Such information is as of the close of business on March 31, 2025.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row (8) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person. Such information is as of the close of business on March 31, 2025.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Securities reported on this statement on Schedule 13G as being beneficially owned by Long Focus Capital Management, LLC were purchased on behalf of its clients and no one client owns more than 5 percent of a class of such securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- LONG FOCUS CAPITAL MANAGEMENT, LLC: /s/ John Helmers, John Helmers/Managing Member (05/15/2025)
- JOHN HELMERS: /s/ John Helmers, John Helmers (05/15/2025)